Sun Life Financial Reports Fourth Quarter and 2011 Results

The information contained in this document concerning the fourth quarter of 2011 is based on our unaudited interim financial results and the information concerning results for the year ended December 31, 2011 is based on our audited annual financial statements. Unless otherwise noted, all amounts are in Canadian dollars.

Fourth Quarter 2011 Financial Highlights

•
Operating loss(1) of $221 million, compared to operating net income of $485 million in the fourth quarter of 2010. Reported loss of $525 million, compared to reported net income of $504 million in the same period a year ago

•
Operating loss per share(1) of $0.38, compared to operating earnings per share ("EPS") of $0.85 in the fourth quarter of 2010. Reported loss per share of $0.90, compared to reported EPS of $0.84 in the same period last year

•	Operating return on equity(1) ("ROE") of negative 6.5%, compared to 13.9% in the same period one year ago. Reported ROE was negative 15.3%, compared to 14.4% in the fourth quarter of 2010

•	Quarterly dividend of $0.36 per share

2011 Annual Financial Highlights

•
Operating net income of $104 million, compared to operating net income of $1,477 million in 2010. Reported loss of $300 million in 2011, compared to reported net income of $1,406 million in the same period a year ago

•	Operating EPS of $0.18, compared to operating EPS of $2.59 in 2010. Reported loss per share of $0.52 compared to reported EPS of $2.39 in 2010

•	Operating ROE of 0.8%, compared to 10.7% in the same period one year ago. Reported ROE of negative 2.2%, compared to 10.2% in 2010

•	Annual dividend of $1.44 per share

TORONTO, Feb. 15, 2012 /CNW/ - Sun Life Financial Inc.(2) (TSX: SLF) (NYSE: SLF) recorded an operating loss of $221 million for the fourth quarter of 2011, compared with operating net income of $485 million in the fourth quarter of 2010. Our operating loss per share was $0.38 in the fourth quarter of 2011, compared to operating EPS of $0.85 in the fourth quarter of 2010. The reported loss was $525 million or $0.90 per share in the fourth quarter of 2011, compared to net income of $504 million or $0.84 per share in the same period last year.

"While results for the fourth quarter were impacted by a number of one-time items, our overall results for 2011 reflect challenging global market conditions that affected the entire industry, including low interest rates as a result of global economic uncertainty and monetary policy actions in the United States," said Dean A. Connor, President and CEO. "Despite these challenges, we made excellent progress in a number of areas central to our strategy, including record insurance and rollover sales in Canada, strong earnings in Asia and assets under management at MFS in excess of US$250 billion."

"We continue to maintain a strong capital position, while investing in product and service innovations across our business groups to improve service to customers," Connor said, citing an industry-first mobile application in Canada to enable group plan members to check balances and process benefits, and a mobile application in Asia to support advisors.

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

Results in the fourth quarter of 2011 were impacted significantly by a change related to the valuation of our variable annuity and segregated fund insurance contract liabilities. The implementation of this valuation change resulted in a one-time charge to net income of $635 million, which was consistent with the estimate provided in our third quarter earnings news release. During the fourth quarter, we incurred goodwill impairment charges as well as restructuring and other related costs. In SLF U.S., these charges were primarily as a result of our decision to discontinue domestic U.S. variable annuity and individual life products to new sales. In SLF Canada, goodwill impairment charges were releated to the impact of low interest rates, increased capital requirements and market volatility on our segragated fund business. Offsetting a portion of the loss in the quarter were a number of favourable items including a net tax benefit related to the reorganization of our United Kingdom ("U.K.") operations.

"We are confident that actions being taken as a result of our recently completed strategic review will position us for future growth and profitability," said Connor. As announced during the fourth quarter, Sun Life's strategy is focused on four key pillars of growth: building on a leadership position in Canada; creating a group insurance and voluntary benefits leader in the U.S.; broadening and deepening Sun Life's asset management business; and intensifying the Company's approach in Asia.

"Our strategy is designed to generate higher ROEs across our business groups, improve earnings stability and provide a more focused approach to long-term growth," Connor said, noting that Sun Life began the process of change in the fourth quarter by closing its U.S. variable annuity and life insurance operations to new business. "I am confident our strategy is the right response to the challenges faced by our industry and positions Sun Life well for improving economic conditions," he said.

Revenue was $5.7 billion in the fourth quarter of 2011, up from $4.3 billion in the same period in 2010, primarily as a result of increases in the fair value of assets supporting insurance contract liabilities. Adjusted revenue(3), which excludes the impact of currency, certain reinsurance arrangements and fair value changes, was $5.5 billion for the quarter ended December 31, 2011, compared to $5.8 billion in the third quarter of 2011 and $5.7 billion one year ago.

______________________________________

(1)
Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share and operating ROE, are non-IFRS financial measures. See Use of Non-IFRS Financial Measures in this document.

(2)	Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us".
(3)	Adjusted revenue is also a non-IFRS financial measure. For additional information, see Use of Non-IFRS Financial Measures.

Operational Highlights

2011 Record Achievements and Milestones

Canada

•	Sales of individual insurance products were a record $221 million, up 9% from 2010;

•	Group Retirement Services pension rollover sales exceeded $1 billion for the second consecutive year; and

•	SLF Canada was recognized as the top group benefits provider in Canada by market share in the annual Fraser Study.

Asia

•	SLF Asia posted net income of $144 million in 2011 and record insurance sales in the Philippines and China; and

•
We acquired a 49% stake in Grepalife Financial Inc., a Philippine life insurance company, and formed a joint venture. The joint venture includes an exclusive bancassurance relationship with the Yuchengco-owned Rizal Commercial Banking Corporation, which serves more than two million customers in more than 350 branches nationwide.

Asset Management

•
MFS Investment Management won the prestigious 2011 Lipper Fund Award for Best Overall Large Company and ended the year with US$253 billion in assets under management. We merged our Canadian asset management firm McLean Budden Limited ("McLean Budden") with MFS, giving the combined operations an expanded research platform and a broader range of investment offerings;

•
Sun Life Global Investments (Canada) Inc. completed its first full year of mutual fund operations with a strong track record and top performing funds. As of the end of 2011, all of the 11 long-term funds from the initial launch performed above their respective category medians, while eight of those 11 funds were in the top quartile for the one-year period, and four of the funds were in the top five funds in their respective categories. Sun Life Global Investments ended the year with retail and institutional assets under management of over $3 billion; and

•
In Asia, regulatory approval was granted to establish Sun Life Everbright Insurance Asset Management Company. Birla Sun Life Asset Management became the fourth-largest asset management company in India based on assets under management(4) and received the "Asset Management Company of the Year, India" award from The Asset Management Magazine.

_______________________________________

(4)	Based on average assets under management, as reported by the Association of Mutual Funds in India, December 2011.

Fourth Quarter Highlights

Chairman and Chief Executive Officer Appointments

Dean A. Connor was appointed as President and Chief Executive Officer of Sun Life Financial Inc. effective December 1, 2011, upon the retirement of Donald A. Stewart. James H. Sutcliffe was appointed as Chairman of Sun Life Financial Inc. effective December 1, 2011. Mr. Sutcliffe replaced Ronald W. Osborne, who stepped down as Chairman effective November 30, 2011 and who will retire as a Director at the 2012 annual meeting.

Charting a New Course

We completed a major strategic review of our businesses during the fourth quarter. President and Chief Executive Officer Dean Connor announced the Company is re-positioning to accelerate growth, improve return on shareholders' equity and reduce earnings volatility by concentrating growth into four pillars:

•	Continuing to build on our leadership position in Canada in insurance, wealth management and employee benefits;

•	Becoming a leader in group insurance and voluntary benefits in the United States;

•	Supporting continued growth in MFS Investment Management, and broadening our other asset management businesses around the world; and

•	Strengthening Sun Life's competitive position in Asia.

As a result of the strategic review, we announced the closure of our domestic U.S. variable annuity and individual life products to new sales effective December 30, 2011.

Restructuring in the United Kingdom

We completed a reorganization of our two insurance subsidiaries in the United Kingdom in the fourth quarter to create a more efficient operational and financial business structure. Under the reorganization, all the long-term policies of SLFC Assurance (UK) Limited were transferred to Sun Life Assurance Company of Canada (U.K.) Limited.

Enhancing Group Capabilities in the United States

SLF U.S. entered into an agreement with Cigna to market our stop-loss insurance through Cigna Payer Solutions' third-party administrator ("TPA") relationships. Cigna Payer Solutions' connects participating TPAs to a network with more than 660,000 quality health care professionals and 5,100 hospitals.

Sun Life Named to Global 100

Subsequent to the quarter, Sun Life Financial was named as one of the Global 100 Most Sustainable Corporations in the World. The 2012 Global 100 includes companies from approximately two dozen countries encompassing all sectors of the economy. Sun Life Financial is the only North American insurance company named to the Global 100 list, making it the sixth time in eight years that we have been recognized.

How We Report Our Results

We manage our operations and report our results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial U.S. ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia") and Corporate. Information concerning these segments is included in Note 4 to our audited financial statements and accompanying notes ("Consolidated Financial Statements") for the period ended December 31, 2011. In the fourth quarter of 2011, Sun Life Financial acquired the minority shares of McLean Budden, our Canadian investment management subsidiary, and transferred all of the shares of McLean Budden to MFS. Prior to the fourth quarter of 2011, the operations of McLean Budden were included in SLF Canada. Prior period results have been restated to reflect the results of McLean Budden within MFS. Financial information concerning SLF U.S. and MFS is presented in Canadian and U.S. dollars to facilitate the analysis of underlying business trends.

We use certain non-IFRS financial measures, including operating net income as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and other financial information based on operating net income (loss), such as operating EPS and operating ROE, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results of our ongoing operations. Operating net income excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs recorded in the fourth quarter of 2011; (iv) goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities. Other non-IFRS financial measures that we use include adjusted revenue, administrative services only ("ASO") premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, total premiums and deposits and assets under management ("AUM"). Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this news release and in our annual and interim management's discussion and analysis ("MD&A") under the heading Use of Non-IFRS Financial Measures.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional information about Sun Life Financial Inc. can be found in our annual and interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Financial Summary

	Quarterly Results					Full year
($ millions, unless otherwise noted)	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	2011	2010
Net income (loss)
Operating net income (loss)	(221)	(572)	425	472	485	104	1,477
Reported net income (loss)	(525)	(621)	408	438	504	(300)	1,406
Diluted EPS ($)
Operating(1)	(0.38)	(0.99)	0.73	0.82	0.85	0.18	2.59
Reported	(0.90)	(1.07)	0.68	0.73	0.84	(0.52)	2.39
Basic EPS ($)
Operating	(0.38)	(0.99)	0.74	0.82	0.85	0.18	2.60
Reported	(0.90)	(1.07)	0.71	0.76	0.88	(0.52)	2.48
Return on equity (%)
Operating	(6.5)%	(16.0)%	12.0%	13.5%	13.9%	0.8%	10.7%
Reported	(15.3)%	(17.4)%	11.5%	12.5%	14.4%	(2.2)%	10.2%
Avg. common shares outstanding (millions)	583.8	580.5	578.2	574.7	572.0	579.3	568.2
Closing common shares outstanding (millions)	587.8	582.8	580.4	578.1	574.3	587.8	574.3
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36	1.44	1.44
MCCSR ratio(2)	211%	210%	231%	229%	228%	211%	228%

Premiums & deposits(3)
Net premium revenue	2,305	2,335	2,240	2,434	3,543	9,314	13,770
Segregated fund deposits	2,912	2,298	2,406	2,566	2,699	10,182	10,241
Mutual fund sales	7,334	7,120	6,570	7,917	6,834	28,941	28,468
Managed fund sales	8,414	5,446	8,188	5,703	9,246	27,751	27,917
ASO premium and deposit equivalents	1,391	1,362	1,450	1,458	2,576	5,661	5,994
Total premiums & deposits	22,356	18,561	20,854	20,078	24,898	81,849	86,390
Assets under management(4)
General fund assets	129,844	130,413	121,618	120,971	122,301	129,844	122,301
Segregated funds	88,183	85,281	89,116	89,513	87,946	88,183	87,946
Mutual funds, managed funds and other AUM	247,503	243,132	262,902	258,912	254,478	247,503	254,478
Total AUM	465,530	458,826	473,636	469,396	464,725	465,530	464,725
Capital
Subordinated debt and other capital(5)	3,441	4,396	4,382	4,383	4,385	3,441	4,385
Participating policyholders' equity	123	123	120	117	115	123	115
Total shareholders' equity(6)	15,607	16,368	16,248	16,040	15,932	15,607	15,932
Total capital	19,171	20,887	20,750	20,540	20,432	19,171	20,432

(1)	Operating EPS excludes the dilutive impact of convertible securities. For additional information, see Use of Non-IFRS Financial Measures.
(2)	Represents the Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun Life Assurance Company of Canada ("Sun Life Assurance"); 2010 ratios appear as reported under Canadian GAAP.
(3)
ASO premium and deposit equivalents, mutual fund sales, managed fund sales and total premiums and deposits are non-IFRS financial measures. ASO premium and deposit equivalents relate to fees received on group contracts where we provide administrative services. For additional information, see Use of Non-IFRS Financial Measures.

(4)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures.
(5)
Other capital refers to Sun Life ExchangEable Capital Securities ("SLEECS"), which qualify as capital for Canadian regulatory purposes. For additional information see Capital and Liquidity Management - Capital.

(6)	Excludes non-controlling interests.

Q4 2011 vs. Q4 2010

Our reported loss in the fourth quarter of 2011 was $525 million, compared to net income of $504 million in the fourth quarter of 2010. Reported ROE was negative 15.3%, compared with 14.4% for the fourth quarter of 2010.

Our operating loss was $221 million for the quarter ended December 31, 2011, compared to operating net income of $485 million in the same period last year. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs recorded in the fourth quarter of 2011; and (iv) goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011. The following table summarizes the differences between operating and reported net income by business segment in the fourth quarter of 2011.

($ millions, after-tax)	Q4 2011
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Operating net income (loss)	182	(511)	68	44	(4)	(221)
Items excluded from operating net income:
Certain hedges that do not qualify for hedge accounting	50	-	-	-	-	50
Fair value adjustments on share-based payment awards	-	-	(33)	-	-	(33)
Restructuring and other related costs	-	(32)	(4)	(6)	(13)	(55)
Goodwill and intangible asset impairment charges	(194)	(72)	-	-	-	(266)
Reported net income (loss)	38	(615)	31	38	(17)	(525)

The operating loss in the fourth quarter of 2011 was impacted significantly by a change related to the valuation of our variable annuity and segregated fund insurance contract liabilities ("Hedging in the Liabilities"), which resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net realized gains on available-for-sale ("AFS") securities.

The following table sets out the impact that notable items had on our net income (excluding operating adjustments) in the fourth quarter of 2011.

($ millions, after-tax)	Q4'11
Capital market impacts
Net interest rate impact	27
Net equity market impact	20
Foreign exchange	(5)

Other experience related items
Lapse and other policyholder behaviour	25
Credit	2
Mortality/morbidity	(26)
Expenses	(22)
Other net experience	(44)

Management actions and changes in assumptions
Hedging in the Liabilities	(635)
Other	(10)

Other notable items
Net tax benefit from the reorganization of U.K. subsidiaries	59
Net excess realized gains on AFS securities	45

The net equity market impact includes the effect of changes in equity markets, net of hedging, that differ from our liability best estimate assumption of approximately 2% growth per quarter in equity markets. Net interest rate impact includes changes in interest rates that impact the investment returns that differ from those assumed, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business we have a higher degree of sensitivity in respect of interest rates at long durations.

Operating net income in the fourth quarter of 2010 was $485 million. Net income in the fourth quarter of 2010 was favourably impacted by $181 million from improvements in equity markets and $113 million from increased interest rates. This was partially offset by the impact of management actions and changes to actuarial estimates and assumptions of $58 million related primarily to mortality, and higher levels of expenses, which included several non-recurring items.

2011 vs. 2010

The reported loss for 2011 was $300 million, compared to net income of $1,406 million for the same period one year ago. Reported ROE was negative 2.2% for the year ended December 31, 2011, compared with 10.2% in 2010.

Operating net income for the year ended December 31, 2011 was $104 million, compared to $1,477 million in 2010. Operating ROE was 0.8% in 2011, compared to 10.7% in 2010. The net impact of certain hedges in SLF Canada that do not qualify for hedge accounting, fair value adjustments on share-based payment awards at MFS, restructuring and other related costs, as well as goodwill and intangible asset impairment charges, was $(404) million in 2011, compared to $(71) million in the year ended December 31, 2010.

Operating net income for the year ended December 31, 2011 was unfavourably impacted by the net impact of management actions and changes in assumptions of $840 million, including a $635 million charge to net income in the fourth quarter related to Hedging in the Liabilities. Results in 2011 were also unfavourably impacted by declines in equity markets and interest rate levels, which reduced net income by $356 million and $224 million, respectively. This was partially offset by the favourable impact of investment activity on insurance contract liabilities, net realized gains on AFS, a net tax benefit from the reorganization of our U.K. operations and increases in the fair value of real estate classified as investment properties.

Operating net income for the year ended December 31, 2010 included $173 million related to improvements in equity markets, the favourable impact of asset liability re-balancing and the favourable impact of our acquisition of the U.K. operations of Lincoln National Corporation. Movements in interest rates contributed $34 million to net income in 2010 as interest rate swap movements more than offset the adverse impact of lower interest rates. These favourable impacts were partially offset by increased expense levels from business initiatives in 2010 and $49 million of unfavourable credit impacts.

Management Actions and Changes in Assumptions(5)

During the fourth quarter of 2011, management actions and changes in assumptions resulted in a decrease in operating net income of $645 million. The most significant item in the fourth quarter related to Hedging in the Liabilities, in which the expected future cost of the dynamic hedging program, based on our current hedging policy, for variable annuity and segregated fund products is reflected in the liabilities. This valuation change resulted in a charge of $635 million, and an increase in the MCCSR ratio of Sun Life Assurance of approximately five points. These amounts were consistent with the estimates provided in our third quarter financial results. Our net income and MCCSR sensitivities were also impacted as a result of this change. Information on our interest rate sensitivities can be found under the heading Market Risk Sensitivities.

As we had described in our third quarter results, the Canadian Institute of Actuaries ("CIA") has not prescribed a single approach to the valuation of dynamic hedging programs for variable annuity and segregated fund contracts. The CIA has been examining approaches that would reflect the future cost of hedging guarantees in insurance contract liabilities, and guidance is emerging. The CIA work, as well as our own internal actuarial work, has progressed sufficiently in 2011, such that we believed it was appropriate to reflect the cost of our dynamic hedging program in the determination of our insurance contract liabilities.

The $635 million charge related to Hedging in the Liabilities is expected to be sufficient to provide for the cost of hedging our existing variable annuity and segregated fund contracts over their remaining lifetime. This methodology change provides for the expected future costs, together with a provision for adverse deviations (prior to this change the hedge costs were expensed in the period in which they were incurred). This will result in a higher level of future net income from in-force contracts than would be the case using the prior methodology. For new business in future periods, hedge costs associated with product guarantees will be reflected in net income at the time of sale, resulting in increased new business strain.

Management actions in the fourth quarter of 2011 consisted primarily of goodwill and intangible asset impairment charges and restructuring and other related costs across a number of our businesses.

___________________________________

(5)
Management actions and changes in assumptions is a component of our sources of earnings disclosure and is a non-IFRS financial measure. For additional information, see Use of Non-IFRS Financial Measures.

Goodwill and Intangible Asset Impairment

During the fourth quarter of 2011, we recorded goodwill and intangible asset impairment charges of $266 million. SLF Canada incurred a $194 million goodwill impairment charge related to the individual wealth operations in its Individual Insurance & Investments business unit. This impairment charge reflects the current economic and regulatory environment that has affected the Canadian segregated fund business, including the low interest rate environment, increased capital requirements and market volatility. As at December 31, 2011, there was $158 million of goodwill remaining in SLF Canada related to the individual wealth cash generating unit. SLF U.S. incurred a goodwill and intangible asset impairment charge of $72 million (after-tax) in the fourth quarter of 2011, representing the remaining amount of goodwill that was attributed to the variable annuity business. This charge reflects our decision to discontinue sales of domestic variable annuity and individual insurance products in SLF U.S. These impairment charges are non-cash and have no impact on the MCCSR ratio of Sun Life Assurance, as goodwill does not qualify as available capital for regulatory purposes. Additional information on goodwill can be found in Note 10 to our 2011 Consolidated Financial Statements.

Impact of Currency

We have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated into Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange rate	Quarterly					Full year
	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	2011	2010
Average
U.S. Dollar	1.023	0.978	0.968	0.986	1.013	0.989	1.031
U.K. Pounds	1.609	1.576	1.578	1.579	1.602	1.585	1.593
Period end
U.S. Dollar	1.019	1.050	0.963	0.970	0.997	1.019	0.997
U.K. Pounds	1.583	1.636	1.546	1.555	1.555	1.583	1.555

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. However, in a period of net losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of currency in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of currency on net income on a year-over-year basis. During the fourth quarter of 2011 our operating loss increased by $5 million as a result of movements in foreign exchange rates relative to the fourth quarter of last year. For the year ended December 31, 2011, our operating net income was favourably impacted by $22 million as a result of movements in foreign exchange rates relative to the prior year.

Performance by Business Group

SLF Canada

	Quarterly results					Full year
($ millions)	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	2011	2010
Operating net income (loss)(1)
Individual Insurance & Investments	73	(82)	125	127	79	243	379
Group Benefits	65	73	64	66	63	268	258
Group Retirement Services(2)	44	14	29	52	33	139	132
Total operating net income (loss)	182	5	218	245	175	650	769
Operating adjustments:
Hedges that do not qualify for hedge accounting	50	(53)	9	(9)	43	(3)	10
Goodwill and intangible asset impairment charges	(194)	-	-	-	-	(194)	-
Common shareholders' net income (loss)	38	(48)	227	236	218	453	779
Operating ROE (%)	11.2	0.3	13.4	15.5	11.2	10.1	12.8

(1)
Operating net income in SLF Canada is a non-IFRS financial measure that excludes the impact of certain hedges that do not qualify for hedge accounting and goodwill impairment charges recorded in the fourth quarter of 2011. See Use of
Non-IFRS Financial Measures.

(2)
Prior to the fourth quarter of 2011, the operations of McLean Budden were included in SLF Canada. We acquired the minority shares of McLean Budden in the fourth quarter and transferred all of the shares of McLean Budden to MFS.
Upon completion of the transaction, the business unit formerly known as Group Wealth was renamed to Group
Retirement Services. Prior period results have been restated to reflect the results of McLean Budden in MFS.

Q4 2011 vs. Q4 2010

SLF Canada reported net income of $38 million in the fourth quarter of 2011, compared to $218 million in the same period one year ago. Operating net income was $182 million, compared to $175 million in the fourth quarter of 2010. Operating net income (loss) in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and goodwill impairment charges recorded in the fourth quarter of 2011, which are set out in the table above.

Operating net income in the fourth quarter of 2011 reflected the unfavourable impact of the implementation of a change related to Hedging in the Liabilities. This resulted in a charge of $103 million, which is reflected in Individual Insurance & Investments. This was partially offset by net realized gains on AFS securities, the favourable impact of investment activity on insurance contract liabilities and favourable lapse experience as a result of policyholder behaviour.

Operating net income of $175 million in the fourth quarter of 2010 reflected the net unfavourable impact of interest rate movements, including swap spreads, changes to actuarial estimates and assumptions related primarily to mortality and the unfavourable impact of asset-liability re-balancing. This was partially offset by improved equity markets and related tax impacts.

In the fourth quarter of 2011, sales of individual life and health insurance products increased by 8% compared to fourth quarter 2010 due to the continued success of the Sun Par product. Sales of individual wealth products decreased by 5% from the fourth quarter of 2010 primarily due to lower planned sales of segregated funds partially offset by higher registered retirement income fund, guaranteed investment certificate and payout annuity sales. Group Benefits and Group Retirement Services sales were down from the fourth quarter of 2010 by 62% and 9%, respectively, primarily due to lower sales in the large case market. Pension rollover sales remained strong, with a four-quarter average retention rate of 48%.

2011 vs. 2010

Reported net income for the year ended December 31, 2011 was $453 million, compared to $779 million for the year ended December 31, 2010. Operating net income in 2011 was $650 million, compared to $769 million for the same period one year ago.

Operating net income for the year ended December 31, 2011 reflected the net unfavourable impact of management actions and changes in assumptions, as well as lower equity market levels. Management actions and changes in assumptions in 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities and lapse updates on term insurance renewals, which were partially offset by the benefit of changes related to investment income tax on universal life insurance policies. The net impact of these unfavourable items were partially offset by net realized gains on AFS securities, the favourable impact of fixed income investment activity on insurance contract liabilities and gains from increases in the value of real estate properties.

Operating net income for the year ended December 31, 2010 included the favourable impact of equity market experience, favourable investment activity on insurance contract liabilities, net favourable impact of updates to actuarial estimates and assumptions, as well as improved credit experience.

SLF U.S.

	Quarterly results					Full year
(US$ millions)	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	2011	2010
Operating net income(1) (loss)
Annuities	(461)	(272)	62	78	125	(593)	281
Individual Insurance	(46)	(318)	41	62	126	(261)	(92)
Employee Benefits Group	9	22	11	44	40	86	115
Total operating net income (loss)	(498)	(568)	114	184	291	(768)	304
Operating adjustments:
Goodwill and intangible asset impairment charges	(71)	-	-	-	-	(71)	-
Restructuring and other related costs	(32)	-	-	-	-	(32)	-
Common shareholders' net income (loss)	(601)	(568)	114	184	291	(871)	304
Operating ROE (%)	(36.3)	(44.5)	8.3	13.5	22.9	(14.3)	6.5

(C$ millions)
Operating net income (loss)	(511)	(569)	110	180	294	(790)	306
Operating adjustments:
Goodwill and intangible asset impairment charges	(72)	-	-	-	-	(72)	-
Restructuring and other related costs	(32)	-	-	-	-	(32)	-
Common shareholders' net income (loss)	(615)	(569)	110	180	294	(894)	306

(1)
Operating net income is a non-IFRS financial measure that excludes the impact of restructuring costs and goodwill impairment charges recorded in the fourth quarter of 2011. See Use of Non-IFRS Financial Measures.

Q4 2011 vs. Q4 2010

SLF U.S. reported a loss of C$615 million in the fourth quarter of 2011, compared to net income of C$294 million in the fourth quarter of 2010. SLF U.S. had an operating loss of C$511 million in the fourth quarter of 2011, compared to net income of C$294 million for the same period last year. Operating net income (loss) in SLF U.S. excludes the impact of goodwill and intangible asset impairment charges and restructuring costs recorded in the fourth quarter of 2011 related to our decision to discontinue domestic U.S. variable annuity and individual life products to new sales, which are set out in the table above.

In U.S. dollars, SLF U.S. had a reported loss of US$601 million in the fourth quarter of 2011, compared to reported net income of US$291 million in the fourth quarter of 2010. The operating loss in the fourth quarter of 2011 was US$498 million, compared to operating net income of US$291 million in the fourth quarter of 2010. Results in the fourth quarter of 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities. This resulted in a charge of US$521 million, which is reflected in the Annuities line of business. The loss in Individual Insurance includes updates to the prior quarter's estimate of policy liabilities related to the significant market volatility experienced in the later part of the third quarter and unfavourable mortality. Employee Benefits Group results in the fourth quarter reflect unfavourable morbidity experience.

Net income of US$291 million in the fourth quarter of 2010 reflected the favourable impact of improved equity markets and increased interest rates.

Individual Insurance sales in the fourth quarter of 2011 increased 18% compared to the prior year primarily due to an increase in corporate-owned life insurance sales. Variable annuity sales in the fourth quarter of 2011 decreased 31% compared to the prior year reflecting the challenging economic conditions. On December 12, 2011, we announced our intention to discontinue sales of domestic U.S. variable annuity and individual life products. Employee Benefits Group sales in the fourth quarter of 2011 decreased 31% compared to the same period a year ago, with sales lower across all product lines. The decline in Employee Benefits Group sales reflected our continued pricing discipline in a competitive environment.

2011 vs. 2010

The reported loss for the year ended December 31, 2011 was US$871 million, compared to reported net income of US$304 million for the year ended December 31, 2010. The operating loss in 2011 was US$768 million, compared to operating net income of US$304 million for the same period one year ago.

The operating loss for the year ended December 31, 2011 reflected the net unfavourable impact of updates to actuarial estimates and assumptions including the implementation of a change related to Hedging in the Liabilities. The loss also reflected the unfavourable impact of interest rates and equity markets as well as unfavourable mortality and morbidity experience, partially offset by the favourable impact of investment activity on insurance contract liabilities.

Operating results for the year ended December 31, 2010 reflected the favourable impact of equity market and interest rate movements, partially offset by unfavourable credit and mortality and morbidity experience.

MFS Investment Management

	Quarterly results					Full year
(US$ millions)	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	2011	2010
Operating net income(1)	66	66	72	67	62	271	221
Operating adjustments:
Fair value adjustments on share-based payment awards	(32)	4	(26)	(25)	(24)	(79)	(79)
Restructuring and other related costs	(4)	-	-	-	-	(4)	-
Common shareholders' net income (US$ millions)	30	70	46	42	38	188	142

(C$ millions)
Operating net income(1)	68	65	70	67	63	270	229
Operating adjustments:
Fair value adjustments on share-based payment awards	(33)	4	(26)	(25)	(24)	(80)	(81)
Restructuring and other related costs	(4)	-	-	-	-	(4)	-
Common shareholders' net income (C$ millions)	31	69	44	42	39	186	148

Pre-tax operating profit margin ratio(2)	32%	32%	34%	33%	31%	33%	30%
Average net assets (US$ billions)	249.5	257.4	274.0	262.9	247.8	261.0	230.3
Assets under management (US$ billions)(2)	253.2	236.5	274.7	268.1	256.5	253.2	256.5
Net sales (US$ billions)	1.7	(1.0)	2.9	1.8	4.9	5.4	11.7
Asset appreciation (depreciation) (US$ billions)	15.1	(37.3)	3.7	9.8	15.3	(8.7)	23.9

S&P 500 Index (daily average)	1,225	1,227	1,319	1,302	1,205	1,268	1,139
MSCI EAFE Index	1,420	1,531	1,710	1,701	1,620	1,590	1,525

(1)
Operating net income is a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS and restructuring charges recorded in the fourth quarter of 2011. Fair value adjustments in the fourth quarter of 2011 include the impact on share-based compensation as a result of transitioning the business of McLean
Budden to MFS. Prior period results have been restated to reflect the results of McLean Budden in MFS. See Use of
Non-IFRS Financial Measures.

(2)	Pre-tax operating profit margin ratio and assets under management are non-IFRS financial measures. See Use of Non-IFRS Financial Measures.

Q4 2011 vs. Q4 2010

Net income in the fourth quarter of 2011 was C$31 million, compared to C$39 million for the same period one year ago. MFS had operating net income of C$68 million in the fourth quarter of 2011, compared to C$63 million for the same period last year. Operating net income at MFS excludes the impact of fair value adjustments on share-based payment awards and restructuring costs related to the transition of McLean Budden to MFS in the fourth quarter of 2011, which are set out in the table above.

In U.S. dollars, MFS had reported net income of US$30 million in the fourth quarter of 2011, compared to reported net income of US$38 million in the fourth quarter of 2010. Operating net income in the fourth quarter of 2011 was US$66 million, compared to operating net income of US$62 million in the fourth quarter of 2010. The increase in operating net income from the fourth quarter of 2010 was primarily due to lower expenses as a result of an amendment to the deferred incentive plan and higher net average assets. MFS's pre-tax operating profit margin ratio increased to 32% in the fourth quarter of 2011 from 31% one year ago.

Total assets under management at December 31, 2011 were US$253.2 billion, compared to US$256.5 billion at December 31, 2010. The decrease of US$3.3 billion was driven by asset depreciation of US$8.7 billion, partially offset by net sales of US$5.4 billion. Retail fund performance remained strong with 69% and 86% of fund assets ranked in the top half of their respective Lipper categories based on three-year and five-year performance, respectively.

In the fourth quarter of 2011, Sun Life Financial purchased the minority shares of McLean Budden, our Canadian investment management subsidiary, and transferred all of the shares of McLean Budden to MFS. McLean Budden is now a wholly-owned subsidiary of MFS Investment Management and continues to be based in Toronto.

2011 vs. 2010

Reported net income for the year ended December 31, 2011 was US$188 million, compared to reported net income of US$142 million for the year ended December 31, 2010. Operating net income in 2011 was US$271 million, compared to US$221 million for the same period one year ago.

The increase in operating net income over the same period last year was primarily due to higher average net assets, which increased from US$230.3 billion as at December 31, 2010 to US$261.0 billion over the 12 months ended December 31, 2011.

SLF Asia

	Quarterly results					Full year
($ millions)	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	2011	2010
Operating net income(1)	44	26	30	44	28	144	92
Operating adjustments:
Restructuring and other related costs	(6)	-	-	-	-	(6)	-
Common shareholders' net income	38	26	30	44	28	138	92

Operating ROE (%)	9.9	6.1	7.2	10.8	6.9	8.5	5.8

(1)
Operating net income is a non-IFRS financial measure that excludes restructuring and other related costs recorded as a result of the acquisition of Grepalife Financial Inc. See Use of Non-IFRS Financial Measures.

Q4 2011 vs. Q4 2010

Net income in the fourth quarter of 2011 was $38 million, compared to net income of $28 million in the fourth quarter of 2010. Operating net income in the fourth quarter of 2011 was $44 million, compared to $28 million in the same period one year ago. Operating net income in SLF Asia excludes restructuring and other related costs recorded in the fourth quarter of 2011, primarily related to the acquisition of 49% of Grepalife Financial Inc., a Philippine life insurance company, which are set out in the table above.

Results in the fourth quarter of 2011 reflected the net favourable impact of management actions and assumption changes during the quarter, including the impact of re-negotiated reinsurance agreements in our Hong Kong operations, realized gains on AFS securities and business growth. This was partially offset by a higher level of new business strain as a result of higher sales in China. Operating net income in the fourth quarter of 2010 included higher levels of new business strain in Hong Kong.

2011 vs. 2010

Net income for the year ended December 31, 2011 was $138 million, compared to net income of $92 million in 2010. Operating net income in 2011 was $144 million, compared to $92 million in 2010.

Operating net income for the year ended December 31, 2011 reflected business growth, realized gains on AFS securities, the net favourable impact of changes to actuarial estimates and assumptions and reduced levels of new business strain from lower sales in India and Hong Kong. Operating net income for the year ended December 31, 2010 included a net gain of $19 million from the restructuring of Sun Life Everbright.

Individual life sales for the 12 months of 2011 were down 10% over the same period last year, mainly due to lower sales in India, which were impacted by regulatory changes to unit-linked products introduced in September 2010. Excluding India, individual life sales were up 31%. Sales in China were up by 73% due to higher bancassurance and telemarketing sales, and sales in the Philippines and Indonesia were up 35% and 13%, respectively.

Corporate

Corporate includes the results of our U.K. operations ("SLF U.K.") and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. Corporate Support results in 2010 also include our life reinsurance operations that were sold on December 31, 2010.

	Quarterly results					Full year
($ millions)	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	2011	2010
Operating net income(1) (loss)
SLF U.K.	71	(14)	56	43	(26)	156	177
Corporate Support	(75)	(85)	(59)	(107)	(49)	(326)	(96)
Total operating net income (loss)	(4)	(99)	(3)	(64)	(75)	(170)	81
Operating adjustments:
Restructuring and other related costs:
SLF U.K.	(3)	-	-	-	-	(3)	-
Corporate Support	(10)	-	-	-	-	(10)	-

Common shareholders' net income (loss)	(17)	(99)	(3)	(64)	(75)	(183)	81

(1)	Operating net income reflects is a non-IFRS financial measure and excludes restructuring and other related costs recorded in the fourth quarter of 2011. See Use of Non-IFRS Financial Measures.

Q4 2011 vs. Q4 2010

The Corporate segment reported a loss of $17 million in the fourth quarter of 2011, compared to a reported loss of $75 million in the fourth quarter of 2010. The Corporate segment had an operating loss of $4 million in the fourth quarter of 2011, compared to an operating loss of $75 million in the same period one year ago. Operating results exclude the impact of restructuring and other related costs recorded in the fourth quarter of 2011 as a result of the Company's initiatives to reduce expense levels and improve operational efficiency, which are set out in the table above.

SLF U.K. reported net income of $68 million in the fourth quarter of 2011, compared to a loss of $26 million in the fourth quarter of 2010. Operating net income for the fourth quarter of 2011 was $71 million, compared to a loss of $26 million one year ago. SLF U.K.'s results in the fourth quarter of 2011 reflected a net tax benefit of $59 million related to the reorganization of our U.K. operations, partially offset by the unfavourable impact of fixed income investment activity on insurance contract liabilities. Net income for the fourth quarter of 2010 reflected downgrades on the investment portfolio and increased expense levels related to higher regulatory and project costs.

Corporate Support reported a loss of $85 million in the fourth quarter of 2011, compared to a loss of $49 million one year earlier. The operating loss for the fourth quarter of 2011 was $75 million, compared to a loss of $49 million in the fourth quarter of 2010. Operating results in the fourth quarter of 2011 reflected net impairments on AFS securities of $14 million. Results in the fourth quarter of 2010 included the favourable impact of our life reinsurance business (net of the loss on sale) that was sold on December 31, 2010, partially offset by increased levels of expenses.

2011 vs. 2010

The reported loss in the Corporate segment for the year ended December 31, 2011 was $183 million, compared to net income of $81 million in 2010. The operating loss in 2011 was $170 million, compared to operating net income of $81 million in 2010.

Net income in SLF U.K. for the year ended December 31, 2011 was $153 million, compared to $177 million in 2010. Operating net income in 2011 was $156 million, compared to $177 million in 2010. Operating net income in 2011 reflected the favourable impact of a net tax benefit of $59 million related to the reorganization of our U.K. operations, partially offset by the unfavourable impact of fixed income investment activity on insurance contract liabilities and increased investment in regulatory initiatives such as Solvency II. Results for the year ended December 31, 2010 included a tax benefit associated with a favourable tax judgment received by the Company.

In Corporate Support, the reported loss for the year ended December 31, 2011 was $336 million, compared to a loss of $96 million in 2010. The operating loss in 2011 was $326 million, compared to a loss of $96 million in 2010. The operating loss in 2011 included the net cost of reinsurance for the insured business in SLF Canada's Group Benefits operations, net impairments on AFS securities and higher losses in our run-off reinsurance business. Results for the year ended December 31, 2010 included earnings of $105 million from our life reinsurance business that was sold in the fourth quarter of 2010 as well as a higher level of investment income.

Additional Financial Disclosure

Revenue

Revenues include (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as fair value through profit and loss ("FVTPL"); and (iii) fee income received for services provided. ASO premium and deposit equivalents, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however the Company does receive fee income from these contracts, which is included in revenue. These fee-based deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding movement of the liabilities.

We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing insurance contract liabilities are written down in value to reflect impairments or defaults, the asset cash flows used in the valuation of the liabilities are also reassessed. Additional information concerning our accounting policies is provided in our annual and interim Consolidated Financial Statements.

Adjusted revenue is a non-IFRS financial measure and excludes the impacts of currency, reinsurance for the insured business in SLF Canada's Group Benefits operations, the life reinsurance business that was sold in the fourth quarter of 2010 and fair value changes in FVTPL assets and derivative instruments. For additional information, see the section under the heading Use of Non-IFRS Financial Measures.

	Quarterly results					Year to date
($ millions)	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	2011	2010
Revenues
Net premium revenue	2,305	2,335	2,240	2,434	3,543	9,314	13,770
Net investment income	2,527	4,364	2,073	950	(123)	9,914	7,927
Fee income	883	807	844	819	851	3,353	3,104
Total Revenue	5,715	7,506	5,157	4,203	4,271	22,581	24,801
Impact of currency, reinsurance and changes in the fair value of FVTPL assets and derivative instruments	246	1,717	(361)	(1,333)	(1,440)	119	2,744
Adjusted revenue	5,469	5,789	5,518	5,536	5,711	22,462	22,057

Revenues for the fourth quarter of 2011 were $5.7 billion, compared to $4.3 billion in the fourth quarter of 2010. Revenues increased primarily as a result of a $2.7 billion increase in the net gains in fair value of FVTPL assets and non-hedging derivatives, partially offset by $850 million impact of reinsurance for the insured business in SLF Canada's Group Benefits operations, $316 million lower net premium revenue from SLF U.S. and $131 million decrease as a result of the sale of our reinsurance business in the fourth quarter last year. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2010 increased revenue by $26 million. Adjusted revenue was $5.5 billion for the fourth quarter of 2011, compared to $5.7 billion in the same period one year ago primarily due to lower net premium revenue from SLF U.S.

Revenues for the year ended December 31, 2011 decreased to $22.6 billion, down $2.2 billion from revenues of $24.8 billion in 2010. The decrease was primarily attributable to a $3.4 billion impact of reinsurance for the insured business in SLF Canada's Group Benefits operations and a $498 million decrease as a result of the sale of our reinsurance business in the fourth quarter last year, partially offset by a $2.0 billion increase in the net gains in fair value of FVTPL assets and non-hedging derivatives. The strengthening of the Canadian dollar relative to average exchange rates for the 12 months of 2010 decreased reported revenues by $471 million. Adjusted revenue of $22.5 billion for the year ended December 31, 2011 increased by $0.4 billion from 2010 primarily due to higher fee income attributable to higher net average asset levels at MFS and higher net investment income.

Premiums and Deposits

Premiums and deposits for the quarter ended December 31, 2011 were $22.4 billion, compared to $24.9 billion from the same period one year ago. Adjusted premiums and deposits(6) of $23.2 billion for the three months ended December 31, 2011 decreased by $1.7 billion primarily as a result of a large sale in the Hong Kong pension business in the fourth quarter last year.

Premiums and deposits for the year ended December 31, 2011 were $81.8 billion, compared to $86.4 billion in the same period a year ago. Premiums and deposits were lower in 2011 primarily due to lower net premium revenue from the impact of reinsurance for the insured business in SLF Canada's Group Benefits operations and from the sale of our reinsurance business in the fourth quarter of 2010, which contributed approximately $500 million in net premium revenue in 2010. Adjusted premiums and deposits of $88.7 billion for the year ended December 31, 2011 increased by $2.2 billion primarily as a result of higher sales from MFS.

	Quarterly results					Full year
($ millions)	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	2011	2010
Premiums & Deposits
Net premium revenue	2,305	2,335	2,240	2,434	3,543	9,314	13,770
Segregated fund deposits	2,912	2,298	2,406	2,566	2,699	10,182	10,241
Mutual fund sales	7,334	7,120	6,570	7,917	6,834	28,941	28,468
Managed fund sales	8,414	5,446	8,188	5,703	9,246	27,751	27,917
ASO premium & deposit equivalents	1,391	1,362	1,450	1,458	2,576	5,661	5,994
Total as reported	22,356	18,561	20,854	20,078	24,898	81,849	86,390
Impact of currency and reinsurance	(864)	(1,518)	(1,796)	(1,498)	(19)	(6,841)	(96)
Total adjusted Premiums & Deposits(1)	23,220	20,079	22,650	21,576	24,917	88,690	86,486

(1)	Adjusted premiums and deposits is a non-IFRS financial measure. For additional information, see Use of Non-IFRS Financial Measures.

Net life, health and annuity premiums were $2.3 billion in the fourth quarter of 2011, compared to $3.5 billion in the fourth quarter of 2010. The decrease of $1.2 billion was primarily related to $850 million from the impact of reinsurance for the insured business in SLF Canada's Group Benefits operations, $316 million lower net premium revenue from SLF U.S. and $131 million decrease from the sale of our reinsurance business in the fourth quarter of 2010. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2010 increased net premiums by $12 million.

Net life, health and annuity premiums for the year ended December 31, 2011 were $9.3 billion, compared to $13.8 billion in 2010. The decrease was largely related to a reduction of $3.4 billion in net premium revenue as a result of the reinsurance for the insured business in SLF Canada's Group Benefits operations and the sale of our reinsurance business, which contributed approximately $500 million in net premium revenue in 2010. The strengthening of the Canadian dollar relative to average exchange rates in the 12 months of 2010 decreased net premiums by $207 million.

Segregated fund deposits were $2.9 billion in the fourth quarter of 2011, compared to $2.7 billion in the same period one year ago. Excluding the impact of currency, segregated fund deposits were up by $206 million. Segregated fund deposits for the year ended December 31, 2011 were $10.2 billion, largely flat from 2010.

Sales of mutual funds and managed funds in the fourth quarter of 2011 were $15.7 billion, a decrease of $0.3 billion over the fourth quarter of 2010, primarily as a result of lower managed fund sales at MFS. Sales of mutual and managed fund sales for the year ended December 31, 2011 were $56.7 billion, compared to $56.6 billion for the same period last year.

ASO premium and deposit equivalents of $1.4 billion in the fourth quarter of 2011 were lower by $1.2 billion relative to the fourth quarter of 2010. The decrease was mainly attributable to a large sale in the Hong Kong pension business in the fourth quarter of last year.

________________________________

(6)
Adjusted premiums and deposits is a non-IFRS financial measure that excludes the impact of currency, reinsurance for the insured business in SLF Canada's Group Benefits operations, and the life reinsurance business that was sold in the fourth quarter of 2010. For additional information, see Use of Non-IFRS Financial Measures.

Assets Under Management

AUM were $465.5 billion as at December 31, 2011, compared to $464.7 billion as at December 31, 2010, and $458.8 billion as at September 30, 2011. The increase in AUM of $0.8 billion between December 31, 2010 and December 31, 2011 resulted primarily from:

(i)	net sales of mutual, managed and segregated funds of $9.5 billion;
(ii)	an increase of $5.2 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(iii)	an increase of $4.7 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives; and
(iv)	business growth of $1.6 billion; partially offset by
(v)	unfavourable market movements on the value of mutual funds, managed funds and segregated funds of $15.2 billion;
(vi)	a decrease of $3.9 billion from the reclassification of the assets in the Hong Kong pension business to assets under administration in the third quarter of 2011; and
(vii)	a decrease of $932 million from the sale of our life reinsurance business in the fourth quarter of 2010.

AUM increased $6.7 billion between September 30, 2011 and December 31, 2011. The increase in AUM related primarily to:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $14.7 billion;
(ii)	business growth of $1.4 billion;
(iii)	an increase of $1.3 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives; and
(iv)	net sales of mutual, managed and segregated funds of $1.3 billion; partially offset by
(v)	a decrease of $11.9 billion from the strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates.

Changes in the Statement of Financial Position and Shareholders' Equity

Total general fund assets were $129.8 billion as at December 31, 2011, compared to $122.3 billion a year earlier and $130.4 billion as at September 30, 2011. The increase in general fund assets from December 31, 2010 was primarily the result of an increase of $4.7 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives, currency gain of $2.2 billion and business growth of $1.6 billion, partially offset by a decrease of $932 million from the sale of our life reinsurance business in the fourth quarter of 2010.

Insurance contract liabilities (excluding other policy liabilities and assets) of $91.1 billion as at December 31, 2011 increased by $8.4 billion compared to December 31, 2010, mainly due to changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities), balances arising from new policies, net of policy terminations, and the weakening of the Canadian dollar relative to foreign currencies compared to the prior period exchange rates.

Shareholders' equity, including preferred share capital, was $15.6 billion as at December 31, 2011, compared to $16.0 billion as at December 31, 2010. The $0.4 billion decrease in shareholders' equity was primarily due to:

(i)	common share dividend payments of $829 million;
(ii)	shareholders' net loss of $200 million in 2011, before preferred share dividends of $100 million;
(iii)	a decrease of $141 million from transactions with non-controlling interests mainly driven by the purchase of the minority shares of McLean Budden; and
(iv)	net unrealized losses on AFS assets in other comprehensive income ("OCI") of $96 million; partially offset by
(v)	net proceeds of $488 million from the issuance of preferred shares;
(vi)	proceeds of $280 million from the issuance of common shares through the Canadian Dividend Reinvestment Plan and $55 million from stock-based compensation; and
(vii)	an increase of $218 million from the weakening of the Canadian dollar relative to foreign currencies.

Income Taxes

In the fourth quarter of 2011, we recorded a tax benefit of $399 million on reported losses before taxes and non-controlling interests of $895 million, resulting in a tax recovery rate of 44.6%. The recovery rate was driven primarily by losses incurred during the quarter, expected recurring tax benefits and a tax benefit related to previously unrecognized losses in SLF U.K., following the reorganization of our principal U.K. subsidiaries. We also recorded favourable adjustments with respect to taxes of prior years due to the resolution of tax disputes. These favourable impacts were partially offset by the impairment of goodwill in SLF Canada, which was not deductible for tax purposes.

In the fourth quarter of 2010, we had a tax expense of $235 million on reported income before taxes and non-controlling interests of $770 million, resulting in an effective tax rate of 30.5%. The tax rate for the fourth quarter of 2010 was higher than what we would normally expect, as the goodwill of $309 million related to our life reinsurance business, which was sold in the fourth quarter, was not deductible for tax purposes.

Investments

We had total general fund invested assets of $117 billion as at December 31, 2011. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 85.3% of the general fund assets are invested in cash and fixed income investments. Equity securities and investment properties comprised 3.9% and 4.5% of the portfolio, respectively. The remaining 6.3% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table sets out the composition of our invested assets.

	December 31, 2011		December 31, 2010
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	8,837	7.6%	8,462	7.8%
Debt securities - FVTPL	51,627	44.2%	47,982	44.0%
Debt securities - AFS	11,303	9.7%	10,631	9.7%
Equity securities - FVTPL	3,731	3.2%	4,449	4.1%
Equity securities - AFS	839	0.7%	782	0.7%
Mortgages and loans	27,755	23.8%	26,034	23.9%
Derivative assets	2,632	2.3%	1,648	1.5%
Policy loans	3,276	2.8%	3,277	3.0%
Investment properties	5,313	4.5%	4,544	4.2%
Other invested assets	1,348	1.2%	1,185	1.1%
Total invested assets	116,661	100%	108,994	100%

Debt Securities

As at December 31, 2011, we held $63 billion of debt securities, which constituted 54% of our overall investment portfolio. Debt securities with an investment grade of "A" or higher represented 68% of the total debt securities as at December 31, 2011, compared to 69% as at December 31, 2010. Debt securities rated "BBB" or higher represented 97% of total debt securities as at December 31, 2011, 1% higher than as at December 31, 2010.

Included in the $63.0 billion of debt securities were $7.4 billion of non-public debt securities, which constituted 12% of our total debt securities, compared with $6.7 billion, or 11%, as at December 31, 2010. Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 66% of our total debt securities as at December 31, 2011, compared to 68% as at December 31, 2010. Total government issued or guaranteed debt securities as at December 31, 2011 were $21.5 billion, compared to $18.8 billion as at December 31, 2010. Of this amount, $3.1 billion relates to debt securities issued by the U.S. Government and other U.S. agencies. As outlined in the table below, we have an immaterial amount of direct exposure to eurozone sovereign credits.

Debt securities of governments and financial institutions by geography ($ millions)
	December 31, 2011		December 31, 2010
	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	13,051	1,607	10,891	1,732
United States	3,092	6,298	3,078	6,776
United Kingdom	2,533	1,245	2,182	1,556
Eurozone
France	25	101	15	145
Germany	180	28	178	50
Greece	-	-	-	-
Ireland	-	-	1	30
Italy	-	21	-	32
Netherlands	4	311	5	213
Portugal	-	-	-	-
Spain	3	55	3	123
Residual eurozone	2	170	27	140
Other	2,605	1,547	2,368	1,656
Total	21,495	11,383	18,748	12,453

Our gross unrealized losses as at December 31, 2011 for FVTPL and AFS debt securities were $1.0 billion and $0.1 billion, respectively, compared with $1.2 billion and $0.1 billion, respectively, as at December 31, 2010.  Gross unrealized losses as at December 31, 2011 included $0.1 billion related to eurozone sovereign and financial debt securities.

Our debt securities as at December 31, 2011 included $11.4 billion in the financial sector, representing approximately 18.1% of our total debt securities, or 9.8% of our total invested assets. This compares to $12.4 billion, or 21%, of the debt security portfolio, as at December 31, 2010. The $1.0 billion decrease in the value of financial sector debt securities holdings was primarily due to reductions of our exposure to U.S. and European credits(7).

_________________________________

(7)
Our exposure to debt securities (which includes governments and corporate debt securities) to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at December 31, 2011 with the exception of the following countries where we have business operations: Canada, the United States and the United Kingdom.

Asset-backed Securities

Our debt securities as at December 31, 2011 included $3.7 billion of asset-backed securities reported at fair value, representing approximately 5.9% of our debt securities, or 3.2% of our total invested assets. This was $399 million lower than the level reported as at December 31, 2010. While the credit quality of our asset-backed securities declined in 2011, previously established actuarial reserves based on the lifetime expected losses of these assets mitigated substantially all of the changes in the asset quality of the portfolio.

Asset-backed securities ($ millions)
	December 31, 2011			December 31, 2010
	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,703	1,662	85.0%	1,902	1,848	87.3%
Residential mortgage-backed securities
Agency	510	538	100.0%	654	685	100.0%
Non-agency	771	602	47.4%	1,000	730	65.4%
Collateralized debt obligations	127	99	20.3%	141	109	24.2%
Other(1)	935	833	84.8%	873	761	83.0%
Total	4,046	3,734	79.4%	4,570	4,133	83.1%

(1)	Other includes sub-prime, a portion of the Company's exposure to Alternative-A and other asset-backed securities.

We determine impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions and a set of projected default rates and loss-given-default expectations for the underlying collateral pools. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Projected default rates and loss-given-default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and we believe the loss is more likely than not to occur, an impairment is recorded.

Our asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. In addition, a portion of our asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below our securities to absorb losses in the underlying collateral pool. For these lower rated securities, if a relatively small percentage of the underlying collateral pool defaults, we may lose all of our principal investment in the security.

Write-downs of our asset-backed securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations. In addition, foreclosure proceedings and the sale of foreclosed homes are taking longer than expected, caused by the large inventory of such properties. It is difficult to estimate the impact of these delays, but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude.

As at December 31, 2011, we had indirect exposure to residential sub-prime and Alternative-A loans of $120 million and $92 million, respectively, together representing approximately 0.2% of our total invested assets. Of these investments, 90% either were issued before 2006 or have an "AAA" rating. Alternative-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

Mortgages and Loans

As at December 31, 2011, we had a total of $27.8 billion in mortgages and loans. Our mortgage portfolio of $13.4 billion consists almost entirely of first mortgages.

Mortgages and loans by geography ($ millions)

	December 31, 2011			December 31, 2010
	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,500	9,154	16,654	7,439	8,368	15,807
United States	5,831	3,135	8,966	5,815	2,593	8,408
United Kingdom	24	253	277	48	190	238
Other	-	1,858	1,858	-	1,581	1,581
Total	13,355	14,400	27,755	13,302	12,732	26,034

In the United States, a gradual recovery of the commercial real estate market continues, but is fractured with a disparity between stabilized 'core' properties within primary markets and lower quality assets or those located in secondary markets. Capitalization rates have stabilized for quality properties that are both well-located and leased. Despite the improvement in the overall economy, a prolonged increase in real estate demand will be dependent upon job creation, which continues to lag. Due to the length of the downturn, many borrowers have exhausted their financial resources, resulting in additional defaults and problem loans. These loans are dispersed across property types and geographic locations.

The distribution of mortgages and loans by credit quality as at December 31, 2011 and December 31, 2010 is set out in the following tables. As at December 31, 2011, our mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $13.4 billion, spread across approximately 3,800 loans, consistent with the December 31, 2010 levels. Commercial mortgages include retail, office, multi-family, indstrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2010. The Canada Mortgage and Housing Corporation insures 22% of the Canadian commercial mortgage portfolio.

Mortgages and loans past due or impaired ($ millions)

	December 31, 2011
	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,001	14,358	27,359	-		-	-
Past due:
Past due less than 90 days	10	-	10	-		-	-
Past due 90 to 179 days	-	-	-	-		-	-
Past due 180 days or more	-	-	-	-		-	-
Impaired	540	69	609	196	(1)	27	223
Total	13,551	14,427	27,978	196		27	223

	December 31, 2010
	Gross carrying value				Allowance for losses
	Mortgages		Loans	Total	Mortgages		Loans	Total
Not past due	12,933		12,667	25,600	-		-	-
Past due:
Past due less than 90 days	79		-	79	-		-	-
Past due 90 to 179 days	-		-	-	-		-	-
Past due 180 days or more	-		-	-	-		-	-
Impaired	484	(2)	136	620	194	(1)	71	265
Total	13,496		12,803	26,299	194		71	265
(1) Includes $68 million of sectoral provisions as at December 31, 2011 and $76 million of sectoral provisions as at December 31, 2010
(2) $115 million of restructured mortgages are no longer classified as impaired, because they are performing and do not require an allowance

Net impaired assets for mortgages and loans, net of allowances for losses, amounted to $386 million as at December 31, 2011, $31 million higher than the December 31, 2010 level for these assets. The gross carrying value of impaired mortgages rose by $56 million to $540 million at December 31, 2011. The majority of this net increase was related to mortgages where a specific provision was recorded, partially offset by note sales.  The allowance for losses related to mortgages rose to $196 million at December 31, 2011 from $194 million as at December 31, 2010. The addition of new provisions on specific mortgages was partially offset by adjustments to provisions previously recorded, realized losses charged against this allowance and currency movements. The sectoral provision related to mortgages included in the allowance decreased by $8 million to $68 million.  Approximately 88% of the impaired mortgage loans are in the United States.

We have provided $3,376 million for possible future asset defaults over the lifetime of our insurance contract liabilities as at December 31, 2011, which increased from our December 31, 2010 level of $2,860 million, primarily as a result of the impact of lower interest rates, changes in the level of insurance contract liabilities and the weakening of the Canadian dollar against foreign currencies. To the extent that an asset is written off, or disposed of, any amount set aside for possible future asset defaults in insurance contract liabilities in respect of that asset will be released into income. The $3,376 million for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

Derivative Financial Instruments

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative instruments ($ millions)

	December 31, 2011	December 31, 2010
Net fair value	1,573	930
Total notional amount	50,859	43,814
Credit equivalent amount	1,026	1,238
Risk-weighted credit equivalent amount	8	9

The total notional amount of derivatives in our portfolio increased to $50.9 billion as at December 31, 2011, from $43.8 billion at the end of 2010, primarily due to an increase in interest rate, equity and foreign exchange contracts. The net fair value increased to $1,573 million in 2011 from the 2010 year-end amount of $930 million. The change was primarily due to a positive impact from a decrease in interest rates on a predominantly pay float/receive fixed portfolio, offset in part by depreciation of the Canadian dollar against the U.S. dollar on currency contracts.

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Capital Management and Liquidity

We have a capital policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. We manage our capital under principles that consider all the risks associated with the business. The capital of our international subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

We prepare a capital plan annually, which includes capital deployment options, fundraising and dividend recommendations that are presented to the Risk Review Committee of the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to our Board on a quarterly basis. The Board of Directors is responsible for the annual review and approval of our capital plan.

Our risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. We maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios. We also actively manage and monitor the matching of our asset positions against our commitments, together with the diversification and credit quality of our investments against established targets.

Our primary source of funds is cash provided by operating activities, including premiums, fee income on our asset-based businesses and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements.

Sun Life Assurance, our principal operating subsidiary in Canada, is subject to the MCCSR capital rules of the Office of the Superintendent of Financial Institutions Canada ("OSFI"). The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Sun Life Assurance's MCCSR ratio was 211% as at December 31, 2011, compared to 228% as at December 31, 2010. Low interest rates, volatile equity markets and the impact of OSFI's guidance for increased segregated fund capital requirements on new business issued after December 31, 2010 reduced the MCCSR ratio in 2011. The impact of the SLEECS redemption was substantively offset by net financing activities and the impact of changes related to Hedging in the Liabilities.

Risk Management

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in the financial statements.

The market value of our fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS and held primarily in our surplus segment increases (decreases) with declining (rising) interest rates.  Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is dependent upon the initial unrealized gain (loss) or OCI position at the start of the period and the change in market values during the period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During the fourth quarter, we realized $88 million (pre-tax) in net gains on the sale of AFS assets. At December 31, 2011, the net unrealized gains or OCI position on AFS fixed income and equity assets (after-tax) was $266 million and $53 million, respectively.

The following table sets out the estimated immediate impact or sensitivity of our net income, OCI and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2011 and December 31, 2010.

Interest rate and equity market sensitivities

as at December 31, 2011
	Net income ($ millions)(3)	Increase/(decrease) in after-tax OCI ($ millions)(4)	MCCSR(5)
Changes in interest rates(1)
50 basis point increase	$250	$(150)	Up to 5 percentage points increase
50 basis point decrease	$(300)	$200	Up to 5 percentage points decrease

100 basis point increase	$500	$(350)	Up to 10 percentage points increase
100 basis point decrease	$(700)	$350	Up to 15 percentage points decrease

Changes in equity markets(2)
10% increase	$100	$50	Up to 5 percentage points increase
10% decrease	$(150)	$(50)	Up to 5 percentage points decrease

25% increase	$200	$150	Up to 5 percentage points increase
25% decrease	$(350)	$(150)	Up to 10 percentage points decrease

as at December 31, 2010
	Net income ($ millions)(3)	Increase/(decrease) in after-tax OCI ($ millions)(4)	MCCSR(5)
Changes in interest rates(1)
100 basis point increase	$50 to $150	$(300) to $(400)	Up to 8 percentage points increase
100 basis point decrease	$(150) to $(250)	$325 to $425	Up to 10 percentage points decrease

Changes in equity markets(2)
10% increase	$25 to $75	$25 to $75	Up to 5 percentage points increase
10% decrease	$(125) to $(175)	$(25) to $(75)	Up to 5 percentage points decrease

25% increase	$50 to $150	$100 to $200	Up to 5 percentage points increase
25% decrease	$(475) to $(575)	$(100) to $(200)	Up to 10 percentage points decrease

(1) Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above.  Beginning December 31, 2011, sensitivities include the impact of re-balancing interest rate hedges for variable annuities and segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals
     (for 100 basis point changes in interest  rates). Sensitivities for a 50 basis point change in interest rates are unavailable as at December 31,
     2010.
(2) Represents the respective change across all equity markets as at December 31. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
     Beginning December 31,  2011, sensitivities include the impact of re-balancing equity hedges for variable annuities and segregated funds at
     2 % intervals (for 10% changes in  equity markets) and at 5% intervals (for 25% changes in equity markets).
(3) The market risk sensitivities include the expected mitigation impact of our hedging programs in effect as at December 31, and include new business added and product changes implemented during the year.
(4) A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities.
(5) The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at December 31. This excludes the impact on assets and liabilities that are included in Sun Life Financial, but not included in Sun Life Assurance.

Net income and MCCSR sensitivities to changes in interest rates have increased from the prior quarter's reported levels, primarily as a result of changes related to Hedging in the Liabilities.

Variable Annuity and Segregated Fund Guarantees

Approximately 80% to 90% of our sensitivity to equity market risk and 30% to 40% of our sensitivity to interest rate risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our variable annuity and segregated fund businesses.

	December 31, 2011
($ millions)	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	11,823	769	11,704	655
SLF U.S.	25,021	3,123	27,803	1,997
Run-off reinsurance(4)	2,542	642	2,267	536
Total	39,386	4,534	41,774	3,188

	December 31, 2010
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,494	300	11,347	116
SLF U.S.	23,923	2,064	25,697	221
Run-off reinsurance(4)	3,070	642	2,614	403
Total	39,487	3,006	39,658	740

(1)
The "amount at risk" represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)
For guaranteed lifetime withdrawal benefits, the "value of guarantees" is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)
The "insurance contract liabilities" represent management's provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with valuation standards.

(4)
The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance, which is included in the Corporate business segment.

 The movement of the items in the table above from December 31, 2010 to December 31, 2011 was primarily as a result of:

(i)
fund value was relatively unchanged as the net impact of new business written in 2011 and the weakening of the Canadian dollar against foreign currencies was offset by unfavourable equity market movement in Canada.

(ii)	the amount at risk increased due to the unfavourable impact of capital market movements
(iii)	the value of guarantees has increased as a result of net new business written and the weakening of the Canadian dollar against foreign currencies relative to prior period end exchange rates
(iv)	insurance contract liabilities increased due to the unfavourable impact of equity markets, low interest rates and the change related to Hedging in the Liabilities

Variable annuity and segregated fund hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the interest rate and equity market-related volatility in the cost of providing for variable annuity and segregated fund guarantees. As at December 31, 2011, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees. For those variable annuity and segregated fund contracts included in the interest rate hedging program, we currently hedge over 80% of the exposure.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts.

Impact of variable annuity and segregated fund hedging ($ millions)

	Changes in Interest Rates(2)		Changes in Equity Markets(3)
Net income sensitivity(1)	50 basis points decrease	100 basis points decrease	10% decrease	25% decrease
Before hedging	(500)	(1,050)	(550)	(1,550)
Hedging impact	400	800	450	1,250
Net of hedging	(100)	(250)	(100)	(300)

(1)  Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these  hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(2) Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2011. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above. Beginning December 31, 2011 sensitivities include the impact of re-balancing interest rate hedges for variable annuities and segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3) Represents the change across all equity markets as at December 31, 2011. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Beginning December 31, 2011 sensitivities include the impact of re-balancing equity hedges for variable annuities and segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A 10% decrease in the value of our direct real estate investments would decrease net income by approximately $150 million. Conversely, a 10% increase in the value of our direct real estate investments would increase net income by $150 million.

Equity, Interest Rate and Real Estate Sensitivities - additional cautionary language and key assumptions

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the current valuation allowance on deferred tax assets. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2010 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking information and MCCSR sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the real estate and MCCSR sensitivities. In particular, these sensitivities are based on interest rate, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2011 and December 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2011 and December 31, 2010, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial Results & Reports.

Operating net income (loss) and financial information based on operating net income (loss), such as operating EPS and operating ROE, are non-IFRS financial measures. Operating net income excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs recorded in the fourth quarter of 2011; (iv) goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities under IFRS.

The following tables set out the amounts that were excluded from our operating net income (loss), operating EPS and operating ROE, and provides a reconciliation to our reported net income (loss), EPS and ROE based on IFRS.

Reconciliation of net income to operating net income

	IFRS
	Q4'11	Q3'11	Q2'11	Q1'11	Q4'10	Q3'10	Q2'10	Q1'10
Net income ($ millions)	(525)	(621)	408	438	504	416	72	414
After-tax gain (loss) on adjustments:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	50	(53)	9	(9)	43	37	(71)	1
Fair value adjustments on share-based payment awards at MFS	(33)	4	(26)	(25)	(24)	(24)	(12)	(21)
Restructuring and other related costs	(55)	-	-	-	-	-	-	-
Goodwill and intangible asset impairment charges	(266)	-	-	-	-	-	-	-
Operating net income (loss)	(221)	(572)	425	472	485	403	155	434

Reconciliation of EPS to operating EPS
Reported EPS (diluted) ($)	(0.90)	(1.07)	0.68	0.73	0.84	0.70	0.13	0.70
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	0.09	(0.09)	0.02	(0.02)	0.08	0.06	(0.12)	-
Fair value adjustments on share-based payment awards at MFS	(0.06)	0.01	(0.04)	(0.04)	(0.04)	(0.04)	(0.02)	(0.04)
Restructuring and other related costs	(0.09)	-	-	-	-	-	-	-
Goodwill and intangible asset impairment charges	(0.46)	-	-	-	-	-	-	-
Impact of convertible securities on diluted EPS	-	-	(0.03)	(0.03)	(0.05)	(0.03)	-	(0.03)
Operating EPS (diluted)	(0.38)	(0.99)	0.73	0.82	0.85	0.71	0.27	0.77

Reconciliation of ROE to operating ROE
Reported ROE (annualized)	(15.3)%	(17.4)%	11.5%	12.5%	14.4%	12.0%	2.1%	12.4%
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	1.5%	(1.5)%	0.3%	(0.3)%	1.2%	1.1%	(2.1)%	-
Fair value adjustments on share-based payment awards at MFS	(1.0)%	0.1%	(0.8)%	(0.7)%	(0.7)%	(0.7)%	(0.5)%	(0.6)%
Restructuring and other related costs	(1.5)%	-	-	-	-	-	-	-
Goodwill and intangible asset Impairment charges	(7.8)%	-	-	-	-	-	-	-
Operating ROE (annualized)	(6.5)%	(16.0)%	12.0%	13.5%	13.9%	11.6%	4.7%	13.0%

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) currency; (ii) reinsurance for the insured business in SLF Canada's Group Benefits operations; (iii) the life reinsurance business that was sold in the fourth quarter of 2010; and (iv) fair value changes in FVTPL assets and derivative instruments. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.  A reconciliation of adjusted revenue is provided in this document under the heading Revenue.

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) currency; (ii) reinsurance for the insured business in SLF Canada's Group Benefit operations; and (iii) the life reinsurance business that was sold in the fourth quarter of 2010. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods. A reconciliation of adjusted premiums and deposits is provided in this document under the heading Premiums and Deposits.

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of currency.  Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

MCCSR market sensitivities. Our MCCSR market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS:

(i)	premium equivalents, mutual fund sales, managed fund sales and total premiums and deposits;
(ii)	AUM, mutual fund assets, managed fund assets and other AUM;
(iii)	the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and
(iv)
management actions and changes in assumptions is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Forward-Looking Information

Certain statements in this document, including those relating to our strategies and statements, (i) that are predictive in nature, (ii) that depend upon or refers to future events or conditions, and (iii) that includes words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking information within the meaning of securities laws. Forward-looking information includes the information concerning possible or assumed future results of operations of Sun Life Financial. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in SLF Inc.'s AIF under Risk Factors and in SLF Inc.'s 2011 MD&A under Critical Accounting Policies and Estimates and Risk Management and the factors detailed in SLF Inc.'s other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, economic uncertainty, market conditions that affect the Company's capital position or its ability to raise capital; changes or volatility in interest rates or credit/swap spreads; the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; risks in implementing business strategies; risk management; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; downgrades in financial strength or credit ratings; the ability to attract and retain employees; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; dependence on third-party relationships including outsourcing arrangements; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; breaches or failure of information system security and privacy, including cyber terrorism; business continuity risks; risks relating to financial modelling errors; risks relating to real estate investments; risks relating to estimates and judgements used in calculating taxes; the impact of mergers and acquisitions; risks relating to operations in Asia including the Company's joint ventures; the impact of competition; fluctuations in foreign currency exchange rate; risks relating to the closed block of business; risks relating to the environment, environmental laws and regulations and third party policies; and the availability, cost and effectiveness of reinsurance.

Earnings Conference Call

The Company's fourth quarter 2011 financial results will be reviewed at a conference call on Thursday, February 16, 2012, at 10 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q4 results from the "Investors" section on the home page 10 minutes prior to the start of the presentation. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. The webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, following the call. The conference call can also be accessed by phone by dialing 416-644-3414 (Toronto), or 1 800 814-4859 (Canada/U.S.).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2011, the Sun Life Financial group of companies had total assets under management of $466 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Consolidated Statements of Operations
(unaudited, in millions of Canadian dollars except for per share amounts)	For the three months ended		For the twelve months ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Revenue
Premiums:
Gross	$3,588	$3,922	$14,325	$15,187
Less: Ceded	1,283	379	5,011	1,417
Net	2,305	3,543	9,314	13,770

Net investment income (loss):
Interest and other investment income	1,182	1,291	5,055	5,065
Changes in fair value through profit or loss assets and liabilities	1,257	(1,427)	4,657	2,778
Net gains (losses) on available-for-sale assets	88	13	202	84
Net investment income (loss)	2,527	(123)	9,914	7,927
Fee income	883	851	3,353	3,104
Total revenue	5,715	4,271	22,581	24,801

Benefits and expenses
Gross claims and benefits paid	3,307	3,476	12,896	13,483
Increase (decrease) in insurance contract liabilities	2,458	(1,160)	7,584	4,391
Decrease (increase) in reinsurance assets	12	(286)	590	(770)
Increase (decrease) in investment contract liabilities	(7)	(47)	(25)	144
Reinsurance expenses (recoveries)	(1,154)	(274)	(4,556)	(1,060)
Commissions	391	435	1,545	1,647
Net transfers to (from) segregated funds	115	232	617	921
Operating expenses	1,005	958	3,580	3,470
Impairment of goodwill and intangible assets	307	7	307	7
Premium taxes	64	62	240	238
Interest expense	112	98	434	459
Total benefits and expenses	6,610	3,501	23,212	22,930

Income (loss) before income taxes	(895)	770	(631)	1,871
Less: Income tax expense (benefit)	(399)	235	(447)	353
Total net income (loss)	(496)	535	(184)	1,518
Less: Net income (loss) attributable to participating policyholders	1	3	7	8
Less: Net income (loss) attributable to non-controlling interests	1	3	9	11
Shareholders' net income (loss)	(498)	529	(200)	1,499
Less: Preferred shareholders' dividends	27	25	100	93
Common shareholders' net income (loss)	$(525)	$504	$(300)	$1,406

Earnings (loss) per share
Basic	$(0.90)	$0.88	$(0.52)	$2.48
Diluted	$(0.90)	$0.84	$(0.52)	$2.39

Consolidated Statements of Financial Position

	As at
(unaudited, in millions of Canadian dollars)	December 31, 2011	December 31, 2010
Assets
Cash, cash equivalents and short-term securities	$8,837	$8,462
Debt securities	62,930	58,613
Equity securities	4,570	5,231
Mortgages and loans	27,755	26,034
Derivative assets	2,632	1,648
Other invested assets	1,348	1,185
Policy loans	3,276	3,277
Investment properties	5,313	4,544
Invested assets	116,661	108,994
Other assets	2,885	2,884
Reinsurance assets	3,277	3,855
Deferred tax assets	1,648	980
Property and equipment	546	492
Intangible assets	885	896
Goodwill	3,942	4,200
Total general fund assets	129,844	122,301
Investments for account of segregated fund holders	88,183	87,946
Total assets	218,027	$210,247

Liabilities and equity
Liabilities
Insurance contract liabilities	$96,374	$88,056
Investment contract liabilities	3,073	4,143
Derivative liabilities	1,059	718
Deferred tax liabilities	7	39
Other liabilities	8,011	6,738
Senior debentures	2,149	2,151
Innovative capital instruments	695	1,644
Subordinated debt	2,746	2,741
Total general fund liabilities	114,114	106,230
Insurance contracts for account of segregated fund holders	82,650	81,931
Investment contracts for account of segregated fund holders	5,533	6,015
Total liabilities	$202,297	$194,176

Equity
Issued share capital and contributed surplus	$10,340	$9,517
Retained earnings and accumulated other comprehensive income	5,390	6,530
Non-controlling interests	-	24
Total equity	$15,730	$16,071
Total equity and liabilities	$218,027	$210,247

%CIK: 0001097362

For further information:
Media Relations Contact:

Frank Switzer
Vice-President, Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek
Vice-President, Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.
CNW 17:10e 15-FEB-12